Exhibit 3.1
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
Omnicare, Inc.

August 18, 2015

FIRST: The name of the corporation (the “Corporation”) is “Omnicare, Inc.”
SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle; and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.
THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 100 shares of common stock, par value $0.0001 per share.
FIFTH: In furtherance and not in limitation of the powers conferred upon it by law, the board of directors of the Corporation is expressly authorized to adopt, amend or repeal the by-laws of the Corporation.
SIXTH: A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article SIXTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.
SEVENTH: Unless and except to the extent that the by-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

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